No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2025

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  *  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

Notice Concerning Equity-Method Affiliates (Transfer to Consolidated Subsidiary)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: December 16, 2025

[Translation]

December 16, 2025

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

Toshihiro Mibe

Director, President and Representative Executive Officer

(Securities Code: 7267 Prime Market, TSE)

Contact:	Masao Kawaguchi

Head of Accounting and Finance Unit

(TEL: +81-3-3423-1111)

Notice Concerning Equity-Method Affiliates (Transfer to Consolidated Subsidiary)

Honda Motor Co., Ltd. (the “Company”) has resolved to acquire an additional 21% equity interest in Astemo, Ltd. (“Astemo”), an equity-method affiliate, from Hitachi, Ltd. (“Hitachi”) and to make Astemo a consolidated subsidiary, as outlined below.

1.	Background and Purpose of the Transaction

In January 2021, Astemo (formerly Hitachi Astemo) was formed through the management integration of four companies, namely Hitachi Automotive Systems, Ltd., and three Honda subsidiaries, Keihin Corporation, Showa Corporation and Nissin Kogyo Co., Ltd.

In October 2023, by welcoming JIC Capital, Ltd. (“JICC”, including JICC-01 Limited Partnership managed by JICC-01 G.K., which is a wholly owned subsidiary of JICC) as a new joint partner, the shareholding structure was changed to the current arrangements: 40% for Honda, 40% for Hitachi, and 20% for JICC. By leveraging its strong software development capabilities and accelerating investment in advanced technology areas, Astemo has been striving to achieve sustainable growth and solidify its position as a global mega supplier.

In the interim, the environment surrounding the automotive industry is constantly changing. In particular, it is expected that the industry will continue to see an accelerated shift toward software-defined vehicles (SDVs) — where the value of mobility products is defined more by software technologies that enhance the functionality of vehicles through autonomous driving and over-the-air updates, rather than primarily hardware technologies. In light of this trend, Honda will continue to enhance its SDV development capabilities and cost competitiveness with an even greater sense of urgency.

Astemo has strengths in both hardware and software technologies and will continue to be an important partner for Honda, and the growth of Astemo is indispensable for Honda to enhance its SDV development capabilities and cost competitiveness. In the face of the rapid and intense changes in the automotive business environment, as a parent company, it is essential for Honda to lead the transformation of Astemo so that Astemo can pursue the establishment of a business structure that enables high-speed, high-efficiency development of AI and software technologies, which will become increasingly necessary in the era of SDVs.

Based on this belief, Honda, Hitachi and JICC have agreed that Honda will acquire additional shares of Astemo, equivalent to 21% of all outstanding shares, from Hitachi, thereby changing the shareholding structure to 61% for Honda, 19% for Hitachi, and 20% for JICC.

As a parent company, Honda will lead the growth of Astemo as a global supplier, while maintaining the consideration of an IPO.

2.	Overview of the transferred subsidiary

(1)	Name	Astemo, Ltd.

(2)	Location	Shin-Otemachi Building, 2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo

(3)	Job title and name of representative	Kohei Takeuchi, Representative Director, President & CEO

(4)	Description of business	Development, manufacture, sales and services of automotive components, transportation related components, industrial machines and systems, etc

(5)	Stated Capital	129.1 billion JPY (as of March 31, 2025)

(6)	Date of establishment	July 1, 2009

(7)	Major Shareholder and its ratio	Hitachi, Ltd.: 40.0% Honda Motor Co., Ltd.: 40.0% JICC-01 Limited Partnership: 20.0%

(8)	Relationship between the Company and Astemo	Capital relations	The Company Holds 425,916 shares of Astemo’s common stock (ratio of voting rights held: 40.0%).

		Human relationships	Some of the Company’s employees are seconded to Astemo.

		Business relationships	Astemo has transactional relationships for products and services with the Company and its group companies.

(9)	Consolidated financial results and financial position for the last three fiscal years (IFRS)

		(Millions of yen)

Fiscal year ended	March 2023	March 2024	March 2025
Equity attributable to owners of the parent	607,652	567,888	537,589
Total liabilities and equity	1,687,076	1,875,705	1,854,671
Sales revenue	1,920,067	2,190,332	2,186,537
Operating profit	7,320	67,293	67,400
Profit for the year attributable to owners of the parent	-37,826	-9,586	-10,241

3.	Overview of the counterparty to the share acquisition

(1)	Name	Hitachi, Ltd.

(2)	Location	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(3)	Job title and name of representative	Toshiaki Tokunaga, President & CEO

(4)	Business description	Development, production, sales, and provision of services for products related to digital systems & services, energy, mobility, and connective industries

(5)	Stated Capital	464,384 million yen (as of March 31, 2025)

(6)	Date of establishment	February 1, 1920

(7)	Net assets	6,031,417 million yen (as of March 31, 2025)

(8)	Total assets	13,284,813 million yen (as of March 31, 2025)

(9)	Major shareholders and ownership ratios (as of March 31, 2025)	The Master Trust Bank of Japan, Ltd. (Trust Account)	17.23%
		Custody Bank of Japan, Ltd. (Trust Account)	5.91%
		State Street Bank and Trust Company 505001 (Standing proxy: Mizuho Bank, Ltd.)	3.13%
		State Street Bank West Client – Treaty 505234 (Standing proxy: Mizuho Bank, Ltd.)	2.16%
		Moxley & Co LLC (Standing proxy: Mizuho Bank, Ltd.)	2.08%
		JP Morgan Chase Bank 385632 (Standing proxy: Mizuho Bank, Ltd.)	1.95%
		State Street Bank and Trust Company 505223(Standing proxy: Mizuho Bank, Ltd.)	1.87%
		Nippon Life Insurance Company	1.85%
		Hitachi Employees’ Shareholding Association	1.73%
		GOVERNMENT OF NORWAY (Standing proxy: Citibank, N.A.)	1.70%

(10)	Relationship between the Company and Hitachi	Capital relations	Not applicable
		Human relationships	An employee from Hitachi is seconded to the Company.

		Business relationships	Hitachi has transactional relationships for products and services with the Company and its group companies.

4.	Number of shares acquired, acquisition price, and status of shares held before and after acquisition

(1)	Number of shares held before the change	425,916 shares (Number of voting rights: 425,916 units) (Ratio of voting rights held: 40.0%)

(2)	Number of shares acquired	223,605 shares (Number of voting rights: 223,605 units)

(3)	Acquisition price	Total acquisition price 152.3 billion yen (Note)

(4)	Number of shares held after the change	649,521 shares (Number of voting rights: 649,521 units) (Ratio of voting rights held: 61.0%)

(Note)

The Company engaged Nomura Securities Co., Ltd., an independent financial advisor separate from the Company, Hitachi, and Astemo, to analyze the value of Astemo’s shares. Based on the analysis provided by Nomura Securities Co., Ltd., the Company determined the acquisition price through discussions and negotiations between the parties.

5.	Schedule

(1)	Date of signing of the Agreement	December 16, 2025

(2)	Execution date of share transfer	During the first quarter of the fiscal year ending March 31, 2027 (Note)

(Note)	The share transfer execution date may be subject to change due to procedures involving competition law authorities and other relevant factors.

6.	Future Outlook

The impact of this transaction on the Company’s consolidated operating results and financial position is currently under review. The Company will promptly notify of any matters that need to be announced in the future.